UBS Securities LLC 299 Park Avenue New York, New York 10171	Credit Suisse First Boston LLC Eleven Madison Avenue New York, New York 10010

                                        July  19, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Maidenform Brands, Inc. Registration Statement on Form S-1 (File No. 333-124228)

Ladies and Gentlemen:

        Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), the undersigned, as Representatives of the several Underwriters, hereby join in the request of Maidenform Brands, Inc. that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act at 2:00 P.M. on July 21, 2005 or as soon thereafter as practicable.

        Pursuant to Rule 460 of the Commission under the Securities Act regarding the distribution of preliminary prospectuses, we hereby advise the Commission that copies of the Preliminary Prospectus dated July 8, 2005 (the "Preliminary Prospectus") were distributed through July 19, 2005 as follows:

          (i)    A total of 16,000 copies of the Preliminary Prospectus were distributed to 3 prospective underwriters and dealers.

          (ii)   A total of 1,768 copies of the Preliminary Prospectus were distributed to 1,060 institutions.

          (iii)  A total of 0 copies of the Preliminary Prospectus were distributed to individuals and others.

        In connection with the Preliminary Prospectus distribution for the above-mentioned issue, the underwriters have confirmed that they are complying with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,
UBS Securities LLC Credit Suisse First Boston LLC
As the Representatives of the Several Underwriters
By: UBS SECURITIES LLC
By:	/s/ JANE DEFLORIO
Name:	Jane DeFlorio
Title:	Executive Director
By:	/s/ MORGAN LECONEY
Name:	Morgan LeConey
Title:	Associate Director
By: CREDIT SUISSE FIRST BOSTON LLC
By:	/s/ ADAM RIFKIN
Name:	Adam Rifkin
Title:	Vice President